EXHIBIT 8.2.2

MORGAN BEAUMONT TO EXHIBIT AT ELECTRONIC TRANSACTION ASSOCIATION EXPO IN LAS VEGAS

Visit Morgan Beaumont in Booth #745

BRADENTON, FLORIDA – April 17, 2006 – Morgan Beaumont, Inc. (OTC.BB: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE NetworkTM, today announced that it will be attending and exhibiting at the 2006 Electronic Transactions Association Annual Meeting and Expo (ETA) to be held at the Mandalay Bay Resort & Casino in Las Vegas, Nevada on April 18-20, 2006.

ETA’s Annual Meeting and Expo is the largest gathering of electronic payment professionals and provides endless opportunities for building new relationships and connecting with industry experts from payment processors and financial institutions to Independent Sales Organizations (ISO’s) and Agents (ISA’s).

Morgan Beaumont will be promoting the SIRE Network to the payment processors as a solution for increasing consumer prepaid card loyalty to all of their existing cardholders, by offering the convenience of the SIRE Network’s 100,000+ load locations nationwide. Plus, the Company will be offering the SIRE Network and affiliated card programs to the ISO’s as an additional way of reducing merchant churn, increasing merchant loyalty and dependence, and generating profits and on-going residuals.

The Electronic Transaction Association is an international trade association representing companies who offer electronic transaction processing products and services. The purpose of the ETA is to influence, monitor and help shape the merchant acquiring industry by providing leadership through education, advocacy and the exchange of information.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States

The company has developed the SIRE NetworkTM, a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

# # #